Mail Stop 3030
                                                                  July 3, 2018

     Via E-mail
     Christopher Capelli
     President and Chief Science Officer
     Soliton, Inc.
     5304 Ashbrook Drive
     Houston, Texas 77081

            Re:     Soliton, Inc.
                    Offering Statement on Form 1-A
                    Filed June 15, 2018
                    File No. 024-10854

     Dear Dr. Capelli:
     .
            We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

     Selected Financial Data, page 35

     1. We note the amounts presented for Operating loss for the quarters ended March 31, 2018 and 2017 do not reconcile to Loss from operations presented on page
117. The
            calculation of Operating loss in this table does not include Research and development expenses. Please revise.

     Exhibits

     2. We note your response to prior comment 6. Please also file the engagement agreement that you mention on page 92.

             We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
     FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Christopher Capelli
Soliton, Inc.
July 3, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                                           Sincerely,

                                                           /s/ Russell Mancuso

                                                           Russell Mancuso
                                                           Branch Chief
                                                           Office of
Electronics and Machinery


cc:     Cavas Pavri